

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via E-mail
Mr. Chia Hsun Wu
Chief Executive Officer
Uni Core Holdings Corporation
Room 1207, Bank of America Tower
12 Harcourt Road
Central, Hong Kong

> **Re:** **Uni Core Holdings Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 31, 2013**
> **File No. 000-30430**

Dear Mr. Wu:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Celeste M. Murphy for

     Larry Spirgel
     Assistant Director

cc: Via E-mail
       James F. Biagi, Esq.
       Fifth Avenue Law Group, PLLC